July 14, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Banner Acquisition Corp.

Draft Registration Statement on Form S-1
Confidentially Submitted March 31, 2021
CIK No. 0001852332

Ladies and Gentlemen:

Set forth below are the responses of Banner Acquisition Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2021, with respect to Draft Registration Statement on Form S-1, CIK No. 0001852332, confidentially submitted to the Commission on March 31, 2021. The Company has filed the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Draft Registration Statement on Form S-1 confidentially submitted March 31, 2021

Summary

The Offering, page 10

1.	Given that a business combination requires the affirmative vote of a majority of the outstanding shares of common stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination, assuming the minimum number of shares representing a quorum are voted.

RESPONSE:      The Company respectfully advises the Staff that the Company has revised the disclosure on pages 17, 25, 39, 109 and 147 of the Registration Statement to include the requested disclosure in response to the Staff’s comment.

Securities and Exchange Commission

Jul 14, 2021

Risk Factors

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 67

Revise this risk factor to focus on your redemption feature triggered by a trading price of $10.00 (rather than the $18.00 feature) and highlight that (1) the trading price is less than the exercise price of the warrants ($11.50) and (2) may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them.

RESPONSE:      The Company respectfully advises the Staff that the Company has revised the disclosure regarding the redemption feature of the warrants throughout the Registration Statement by eliminating the ability to redeem the outstanding public warrants when the closing price of the Class A common stock equals or exceeds $10.00 per share but is less than $18.00 per share. Thus, the Company respectfully advises the Staff that the Staff’s comment is no longer applicable due to the abovementioned revisions.

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Securities and Exchange Commission

Jul 14, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

BANNER ACQUISITION CORP.

By:	/s/ Tanner Ainge
Name:	Tanner Ainge
Title:	Chief Executive Officer

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

Daniel B. Spelkin, Vinson & Elkins L.L.P.

Edward F. Petrosky, Sidley Austin LLP

William D. Howell, Sidley Austin LLP

Bradley S. Fenner, Sidley Austin LLP